

October 21, 2010

Mr. Thomas Willis
Chief Executive Officer
Great Spirits, Inc.
3107 Fall Creek Highway
Granbury, TX 76049

> **Re:** **Great Spirits, Inc.**
> **Form 8-K**
> **Filed August 10, 2010**
> **File No. 000-52997**

Dear Mr. Willis:

We issued comments to you on the above captioned filing on September 8, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by November 4, 2010 to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

If you do not respond to the outstanding comments or contact us by November 4, 2010, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

You may contact Kenya Gumbs, Staff Accountant, at (202) 551-3373, or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have any questions regarding comments on the financial statements and related matters. Please contact John Harrington, Staff Attorney, at (202) 551-3576 or Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257 with any other questions.

Sincerely,

/s/ Celeste M. Murphy

for Larry Spirgel
   Assistant Director

cc: Gary Emmanuel
  Reitler Kailas & Rosenblatt LLC
  Via facsimile: (212) 371-5500